December 17, 2024

Yves Le Pendeven
Chief Financial Officer
Funko, Inc.
2802 Wetmore Avenue
Everett, WA 98201

        Re: Funko, Inc.
            Form 10-K for the Year Ended December 31, 2023
            Filed March 7, 2024
            Form 8-K Filed November 7, 2024
            File No. 001-38274
Dear Yves Le Pendeven:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Year Ended December 31, 2023
Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Non-GAAP Financial Measures, page 70

1. In regard to your presentation of non-GAAP financial measures, please address the following items.
           We note adjustment (4) related to Acquisition transaction costs and other expenses and adjustment (5) related to Certain severance, relocation and related costs. More fully disclose and discuss the specific nature and amounts of the types of costs included in each adjustment for the years ended December 31, 2023 and
           2022 and the nine months ended September 30, 2024 and 2023. Please also explain to us how you determined that the adjustments related to each type of cost is appropriate based on the guidance in Question 100.01 of the SEC s Non-GAAP
           Financial Measures Compliance & Disclosure Interpretations.
 December 17, 2024
Page 2

             We note the adjustments related to (8) one-time cloud based computing arrangement abandonment, (9) one-time disposal costs for finished goods held at offshore factories, (10) one-time disposal costs for unfinished goods held at offshore factories, and (11) inventory write-down. It appears to us that these items represent normal operating expenses related to your business and should not be eliminated from non-GAAP financial measures. Please revise future disclosures to not exclude these adjustments from your Non-GAAP performance measures or explain why you believe these adjustments are appropriate. Refer to Question
           100.01 of the SEC's Non-GAAP Financial Measures Compliance and Disclosure
           Interpretations.

Form 8-K Filed November 7, 2024
Use of Non-GAAP Financial Measures

2. We note your disclosure that your senior secured credit facilities use adjusted
       EBITDA to measure your compliance with covenants, such as senior leverage ratio.
       Please clarify whether you are using adjusted EBITDA as both a performance and liquidity measure. If so, please enhance your disclosure to also reconcile adjusted
       EBITDA to the most directly comparable GAAP liquidity measure, cash provided by operating activities, and separately discuss the limitations of your non-GAAP measures as both performance and liquidity measures.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jeffrey Gordon at 202-551-3866 or Ernest Greene at 202-551-3733
with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing